

# MASTER CONFIRMATION
## AVERAGING SHARE FORWARD TRANSACTIONS

Date:         November 26, 2025

To:           [*Counterparty*]
              [*Counterparty notice details*]

From:         UBS AG, London Branch
              c/o UBS Securities LLC
              11 Madison Avenue
              New York, NY 10010
Attention:    Strategic Equity Solutions
Email:        OL-SESGNotifications@ubs.com


Re:  Master Confirmation: Averaging Share Forward Transactions

Ladies and Gentlemen:

This master confirmation (the "**Master Confirmation**"), dated as of November 26, 2025, sets forth certain terms and conditions of one or more averaging share forward transactions (each, a "**Transaction**"), between UBS AG, London Branch ("**UBS**"), represented by UBS Securities LLC ("**Agent**"), and [*Counterparty*], a Delaware limited partnership ("**Counterparty**").  This Master Confirmation, taken alone, is neither a commitment by either party to enter into any Transaction nor evidence of a Transaction. The additional terms of any particular Transaction shall be set forth in a supplemental confirmation between UBS and Counterparty, substantially in the form of Schedule A (*Form of Supplemental Confirmation*) hereto (a "**Supplemental Confirmation**"), with such insertions and modifications as to which UBS and Counterparty mutually agree from time to time in writing. This Master Confirmation and each Supplemental Confirmation together constitute a "Confirmation" as referred to in the Agreement specified below.

**1.**  This Master Confirmation is subject to, and incorporates, the 2002 ISDA Equity Derivatives Definitions (the "**Equity Definitions**"), as published by the International Swaps and Derivatives Association, Inc. ("**ISDA**").  This Master Confirmation and each Supplemental Confirmation evidence a complete and binding agreement between UBS and Counterparty as to the terms of the Transaction to which such Supplemental Confirmation shall supersede all prior or contemporaneous written or oral communications with respect thereto.

This Master Confirmation and each Supplemental Confirmation supplement, form a part of, and are subject to and incorporates, an agreement in the form of the ISDA 2002 Master Agreement (the "**Agreement**") as if UBS and Counterparty executed the Agreement on the date of this Master Confirmation (but without any Schedule except for (i) the election of New York law (without reference to its choice of law doctrine other than Title 14 of Article 5 of the New York General Obligation Law) as the governing law and (ii) the other modifications to the Agreement and elections set forth herein).

The Transactions shall be the sole Transactions under the Agreement. If there exists any ISDA Master Agreement between UBS and Counterparty or any confirmation or other agreement between UBS and Counterparty pursuant to which an ISDA Master Agreement is deemed to exist between UBS and Counterparty, then notwithstanding anything to the contrary in such ISDA Master Agreement, such confirmation or agreement or any other agreement to which UBS and Counterparty are parties, the Transactions shall not be considered "Transactions" under, or otherwise governed by, such existing or deemed ISDA Master Agreement.

All provisions contained or incorporated by reference in the Agreement shall govern this Master Confirmation and each Supplemental Confirmation, except as expressly modified herein.

If, in relation to any Transaction to which this Master Confirmation and a Supplemental Confirmation relate, there is any inconsistency between or among the Agreement, this Master Confirmation, such



Supplemental Confirmation and the Equity Definitions, the following will prevail for purposes of the Transaction in the order of following precedence: (i) such Supplemental Confirmation; (ii) this Master Confirmation; (iii) the Equity Definitions; and (iv) the Agreement.

For purposes of the Equity Definitions, each Transaction will be deemed to be a Share Forward Transaction. Set forth below are the terms and conditions which, together with the terms and conditions set forth in the related Supplemental Confirmation, shall govern each Transaction. Capitalized terms used herein and not defined herein shall have the meanings ascribed in the Equity Definitions or the Agreement (in each case, as same may be modified herein).

**General Terms:**

Trade Date: For any Transaction, as specified in the related Supplemental Confirmation.

Seller: Counterparty

Buyer: UBS

Shares: The Class A common stock of the Issuer, par value USD 0.01 per Share (Bloomberg Ticker: "BMBL US<EQUITY>").

Issuer: Bumble Inc., a Delaware corporation.

Number of Shares: For any Transaction, as specified in the related Supplemental Confirmation.

Prepayment: Not Applicable

Variable Obligation: Not Applicable

Forward Price: An amount in USD equal to the Valuation Price as of each Valuation Date.

Forward Price Adjustment Amount: For any Transaction, as specified in the related Supplemental Confirmation.

Exchange: The Nasdaq Global Select Market.

Related Exchange(s): All Exchanges.

**Valuation Terms:**

Valuation Price: (a) On each Quarterly Reset Date, the VWAP Price for such day *minus* the Forward Price Adjustment Amount for such day; and

(b) on each calendar day thereafter until each Settlement Date, (i) if such calendar day is an Exchange Business Day, the volume weighted average of (A) (x) the Valuation Price as of the immediately preceding calendar day, weighted based on such immediately preceding calendar day's Cumulative Reference Volume, *multiplied by* (y) the sum of 1 (one)



and the Daily Rate for such calendar day and (B) the VWAP Price for such calendar day *minus* the Forward Price Adjustment Amount for such calendar day, weighted based on such calendar day's Reference Volume, or (ii) if such calendar day is not an Exchange Business Day or if the Reference Volume for that day is zero, the Valuation Price as of the immediately preceding calendar day multiplied by the sum of 1 (one) and the Daily Rate for such calendar day.

| | |
|---|---|
| Reference Volume: | For any Exchange Business Day during the Calculation Period, equal to the number of Shares for which UBS (or its affiliates) has reasonably established its initial Hedge Positions for the applicable Transaction on such Exchange Business Day, subject to "Target Volume" set forth in the applicable Supplemental Confirmation; *provided* that the cumulative Reference Volume during the period (each such period, a "**Quarterly Calculation Period**") beginning on, and including, each Quarterly Reset Date to, but excluding, the next Quarterly Reset Date (or, following the final Quarterly Reset Date, to, and including, the final Scheduled Valuation Date) shall not exceed the Quarterly Volume Limit for such Quarterly Reset Date. |
| Quarterly Volume Limit: | For each Quarterly Reset Date, the least of (a) the number of Shares that may be sold by Counterparty on such Quarterly Reset Date (taking into account any required aggregation with the Parallel Transactions with respect to such Transaction) within the volume limitations set forth in paragraph (e) of Rule 144 (as defined below) and (b) 20% of the Number of Shares for such Transaction and (c) such Number of Shares *minus* the aggregate Cumulative Reference Volume as of such Quarterly Reset Date; *provided* that, for purposes of calculating the number in clause (a) of this sentence, such volume limit set forth in paragraph (e) of Rule 144 shall be allocated to such Transaction and such Parallel Transactions proportional to the Number of Shares for such Transaction and the "Number of Shares" underlying the Parallel Transactions, in each case rounded to the nearest whole number such that the relative proportion of the resulting Quarterly Volume Limit for such Transaction and the "Quarterly Volume Limit" underlying the Parallel Transactions is as close to such original proportion as possible. |
| Quarterly Reset Dates: | The Calculation Period Start Date and each three-month anniversary thereafter (or, if such three-month anniversary is not an Exchange Business Day, the immediately succeeding Exchange Business Day) until the aggregate number of Quarterly Reset Dates for the relevant Transaction reaches the Total Quarterly Resets. |



| | |
|---|---|
| Total Quarterly Resets: | For any Transaction, as specified in the related Supplemental Confirmation. |
| Cumulative Reference Volume: | For any day, the cumulative Reference Volume during each Quarterly Calculation Period at the close of trading on the Exchange on such day. For the avoidance of doubt, there shall be a separate Cumulative Reference Volume for each Quarterly Calculation Period, and the reference to "aggregate Cumulative Reference Volume" herein or in any other Transaction Document for such day shall mean the sum of all Cumulative Reference Volumes for all Quarterly Calculation Periods for the relevant Transaction as of such day. |
| VWAP Price: | For any Exchange Business Day, the volume-weighted average price per Share on such Exchange Business Day, as reasonably determined by the Calculation Agent by reference to the Bloomberg Page "BMBL <equity> AQR <Go>" (or any successor page thereto) in respect of the period from 9:30 am New York City time to 4:00 pm New York City time on such Exchange Business Day (but excluding the closing auction) or, in the event such price is not so reported on such Exchange Business Day for any reason or is manifestly erroneous, as determined by the Calculation Agent based on such transactions reported to the consolidated tape; *provided* that the VWAP Price shall be determined excluding any transactions executed during such period at a price less than the Lower Limit Price. |
| Lower Limit Price: | For any Transaction, as specified in the related Supplemental Confirmation. |
| Calculation Period: | The period from and including the Calculation Period Start Date to and including the final Valuation Date. |
| Calculation Period Start Date: | For any Transaction, as specified in the related Supplemental Confirmation; *provided* that, if such Calculation Period Start Date is excluded from the Calculation Period as a result of "Calculation Period Disruption" below, the Calculation Period Start Date shall be the next Exchange Business Day that is not so excluded. |
| Scheduled Valuation Dates: | For each Quarterly Calculation Period, the final Exchange Business Day of such Quarterly Calculation Period. If the aggregate Cumulative Reference Volume is less than the Number of Shares as of the final Scheduled Valuation Date, UBS may, in its sole discretion, extend the final Scheduled Valuation Date and increase the Total Quarterly Resets until the aggregate Cumulative Reference Volume equals the Number of Shares. |



| Valuation Dates: | For each Quarterly Calculation Period, the earlier of (i) the Scheduled Valuation Date for such Quarterly Calculation Period and (ii) the first Exchange Business Day on which the Cumulative Reference Volume for such Quarterly Calculation Period equals the Quarterly Volume Limit; *provided* that Counterparty shall have the right to designate any Scheduled Trading Day during such Quarterly Calculation Period to be the Valuation Date for such Quarterly Calculation Period (each such date, an "**Accelerated Valuation Date**") by delivering notice (each, a "**Acceleration Notice**") to UBS of any such designation prior to 5:00 p.m. New York City time (which, for purposes of such Acceleration Notice and Section 12 of the Agreement, shall be deemed the close of business) on the Scheduled Trading Day to be designated as the Accelerated Valuation Date (the date such notice is effective, the "**Notice Delivery Date**"). |
|---|---|
| Calculation Period Disruption: | Notwithstanding anything to the contrary in the Equity Definitions, to the extent that a Disrupted Day occurs during the Calculation Period, the Calculation Agent shall determine whether (i) such Disrupted Day is a Disrupted Day in full, in which case such Disrupted Day shall be excluded from the Calculation Period or (ii) such Disrupted Day is a Disrupted Day only in part, in which case such Disrupted Day shall be included in the Calculation Period and the VWAP Price for such Disrupted Day shall be determined by the Calculation Agent based on transactions in the Shares on such Disrupted Day, taking into account the nature and duration of such Market Disruption Event on such day. Such determination shall be based on, among other factors, the duration of any Market Disruption Event and the volume, historical trading patterns and price of the Shares. Any Scheduled Trading Day on which, as of the Trade Date, the Exchange is scheduled to close prior to its normal close of trading shall be deemed not to be a Scheduled Trading Day; if a closure of the Exchange prior to its normal close of trading on any Scheduled Trading Day is scheduled following the Trade Date, then such Scheduled Trading Day shall be deemed to be a Disrupted Day in full. Section 6.6 of the Equity Definitions shall not apply to any Valuation Date. |
| Market Disruption Event: | The definition of "Market Disruption Event" in Section 6.3(a) of the Equity Definitions is hereby amended by deleting the words "at any time during the one-hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time, as the case may be", inserting the words "at any time on any Scheduled Trading Day" after the word "material," in the third line thereof and replacing the words "or (iii) an Early Closure" with |



"(iii) an Early Closure or (iv) a Regulatory Disruption."

Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term "Scheduled Closing Time" in the fourth line thereof.

Regulatory Disruption:

Any event that UBS, in its good faith and commercially reasonable discretion based on advice of counsel, determines makes it appropriate with regard to any legal, regulatory or self-regulatory requirements or related policies and procedures consistently applied for counterparties similar to the Counterparty and transactions similar to the Transactions (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by UBS), for UBS to refrain from or decrease any market activity in connection with the relevant Transaction. Whenever a Regulatory Disruption occurs, UBS shall notify Counterparty of such occurrence as soon as reasonably possible under the circumstances and of any Valuation Date affected by it; provided that UBS shall not be required to communicate to Counterparty the reason for UBS' exercise of its rights pursuant to this provision if UBS reasonably determines in good faith that disclosing such reason may result in a violation of any legal, regulatory, or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by UBS).

Daily Rate:

For any day, a rate (which may be positive or negative) equal to (a)(i) the Overnight Bank Rate (or if the Overnight Bank Rate is no longer available, a successor rate reasonably agreed between the parties) for such day minus (ii) the Spread divided by (b) 360.

Overnight Bank Rate:

For any day, the rate set forth for such day opposite the caption "United States SOFR Secured Overnight Bank Funding Rate", as such rate is displayed on Bloomberg Screen "SOFRRATE <Index> <GO>", or any successor page; provided that if no rate appears for a particular day on such page, the rate for the immediately preceding day for which a rate does so appear shall be used for such day; and provided further that, notwithstanding anything to the contrary herein, the Overnight Bank Rate for any Settlement Date shall be the Overnight Bank Rate determined for the day immediately preceding such Settlement Date.

Spread:

For any Transaction, as specified in the related Supplemental Confirmation.

**Settlement Terms:**



| | |
|---|---|
| Settlement Currency: | USD (U.S. Dollars) |
| Settlement Method Election: | Not Applicable |
| Settlement Method: | Physical Settlement |
| Number of Shares to be Delivered: | For each Quarterly Calculation Period, the Cumulative Reference Volume for the relevant Valuation Date. |
| Settlement Dates: | For each Quarterly Calculation Period, the date that is one Settlement Cycle immediately following the relevant Valuation Date (or, if such date is not a Clearance System Business Day, the next following Clearance System Business Day). |
| Excess Dividend Amount: | For the avoidance of doubt, all references to the Excess Dividend Amount shall be deleted from Section 8.4(b) and Section 9.2(a)(iii) of the Equity Definitions. |

**Dividends:**

| | |
|---|---|
| Dividend Payments: | If at any time during the period from, but excluding, the Trade Date to, and including, the Valuation Date, an ex-dividend date for any cash dividend or distribution occurs with respect to the Shares (a "**Cash Dividend**"), Counterparty will make a cash payment to UBS, on the date such Cash Dividend is paid by the Issuer to holders of record of Shares, of an amount of cash (for the avoidance of doubt, such amount being calculated after the application of any withholding by Counterparty) equal to the product of (i) the Gross Dividend Amount per Share of such Cash Dividend, (ii) the Number of Shares and (iii) the Transaction Delta Position (as defined below) (each such amount, a "**Dividend Payment**"). |
| Gross Dividend Amount: | With respect to any cash dividend or distribution on the Shares, an amount equal to the actual dividend or distribution per Share before withholding or deduction of taxes at the source by or on behalf of any applicable authority having power to tax in respect of such dividend or distribution and excluding any imputation or other credits, refunds or deductions granted by any applicable authority having power to tax in respect of such dividend or distribution and any taxes, credits, refunds or benefits imposed, withheld, assessed or levied thereon. |
| Transaction Delta Position: | The theoretical "delta" hedging position of UBS (or its affiliate) with respect to such Transaction as of the ex-dividend date of the relevant Cash Dividend (expressed as a percentage between 0.0% and 100.0%), as determined by UBS by reference to the Cumulative Reference Volume. |



**Share Adjustments:**

Method of Adjustment:                     Calculation Agent Adjustment; provided, however that, the Equity Definitions shall be amended by replacing the words "diluting or concentrative" in Sections 11.2(a), 11.2(c) (in two instances) and 11.2(e)(vii) with the word "economic" and by adding the words "or the Transaction" after the words "theoretical value of the relevant Shares" in Sections 11.2(a), 11.2(c) and 11.2(e)(vii).

**Extraordinary Events:**

New Shares:                               In the definition of "New Shares" in Section 12.1(i) of the Equity Definitions, the text in subsection (i) shall be deleted in its entirety and replaced with: "publicly quoted, traded or listed on any of the New York Stock Exchange, The Nasdaq Global Market, or The Nasdaq Global Select Market (or their respective successors),".

Consequences of Merger Events:

    (a) Share-for-Share:                  Modified Calculation Agent Adjustment

    (b) Share-for-Other:                  Cancellation and Payment

    (c) Share-for-Combined:               Component Adjustment

Tender Offer:                             Applicable; provided, however, that (i) the definitions of "Tender Offer" and "Tender Offer Date" in Section 12.1 of the Equity Definitions are each hereby amended by adding after the words "voting shares" the words ", voting power or Shares" and (ii) Section 12.1(d) of the Equity Definitions shall be amended by replacing the words "greater than 10%" in line three thereof with "greater than 20%".

Consequences of Tender Offers:

    (a) Share-for-Share:                  Modified Calculation Agent Adjustment

    (b) Share-for-Other:                  Modified Calculation Agent Adjustment

    (c) Share-for-Combined:               Modified Calculation Agent Adjustment

Composition of Combined Consideration:    Not Applicable; provided that, notwithstanding Sections 12.1 and 12.5(b) of the Equity Definitions, to the extent that the composition of the consideration for the relevant Shares pursuant to a Tender Offer or a Merger Event could be determined by a holder of the Shares, the Calculation Agent will, in its sole discretion, determine such composition.

Consequences of Announcement Events:      Modified Calculation Agent Adjustment, as set forth in Section 12.3(d) of the Equity Definitions; provided that



references to "Tender Offer" shall be replaced by references to "Announcement Event", references to "Tender Offer Date" shall be replaced by references to "date of such Announcement Event" and the words "whether within a commercially reasonable (as determined by the Calculation Agent) period of time prior to or after the Announcement Event" shall be inserted prior to the word "which" in the seventh line of such Section 12.3(d); provided further that the parties hereby agree that in making any adjustment pursuant to Section 12.3(d) of the Equity Definitions (as modified by this Master Confirmation), the Calculation Agent shall take into account solely the economic effect on the theoretical value of the Transactions to UBS and Counterparty of such Announcement Event from changes in volatility, expected dividends, stock loan rate and liquidity relevant to the Shares or to the Transactions. An Announcement Event shall be an "Extraordinary Event" for purposes of the Equity Definitions, to which Article 12 of the Equity Definitions is applicable.

|  |  |
|---|---|
| Announcement Event: | (i) The public announcement (whether by Counterparty or any agent, affiliate or representative thereof or the Issuer or any agent, affiliate or representative thereof or a Valid Third Party Entity or any affiliate, agent or representative thereof) of any transaction or event that, if completed, would constitute a Merger Event or Tender Offer, or the announcement by Counterparty or any agent, affiliate or representative thereof or the Issuer or any agent, affiliate or representative thereof of any intention to solicit or enter into, or to explore strategic alternatives or other similar undertakings that may include a Merger Event, Tender Offer or Significant Transaction, (ii) the public announcement (whether by Counterparty or any agent, affiliate or representative thereof or the Issuer or any agent, affiliate or representative thereof or a Valid Third Party Entity or any affiliate, agent or representative thereof) of any potential acquisition or disposition by the Issuer and/or its subsidiaries where the consideration exceeds 20% of the market capitalization of the Issuer as of the date of such announcement (such other acquisition or disposition, a "**Significant Transaction**"), or (iii) any subsequent public announcement (whether by Counterparty or any agent, affiliate or representative thereof or the Issuer or any agent, affiliate or representative thereof or a Valid Third Party Entity or any affiliate, agent or representative thereof) of a change to a transaction or intention that is the subject of an announcement of the type described in clause (i) or (ii) of this sentence (including, without limitation, a new announcement relating to such a transaction or intention or the announcement of a withdrawal from, or the abandonment or discontinuation of, such a transaction or intention); provided that, for the |



avoidance of doubt, the occurrence of an Announcement Event with respect to any transaction or intention shall not preclude the occurrence of a later Announcement Event with respect to such transaction or intention. For purposes of this definition of "Announcement Event," the remainder of the definition of "Merger Event" in Section 12.1(b) of the Equity Definitions following the definition of "Reverse Merger" therein shall be disregarded.

Valid Third Party Entity:

In respect of any transaction, any third party that the Calculation Agent in good faith and in a commercially reasonable manner determines has a bona fide intent to enter into or consummate such transaction and is capable, financially and otherwise, of consummating such transaction (it being understood and agreed that in determining whether such third party has such a bona fide intent and has such capability, the Calculation Agent shall take into consideration, and may if commercially reasonable base such determination on, the effect of the relevant announcement by such third party on the Shares and/or options relating to the Shares).

Nationalization, Insolvency or Delisting:

Cancellation and Payment; provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Limitation on Certain Adjustments:

Notwithstanding any provision of the Equity Definitions or this Master Confirmation to the contrary, no adjustment solely to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to any Transaction as a result of a Potential Adjustment Event or an Extraordinary Event shall increase the Number of Shares (provided, for the avoidance of doubt, that such limitation shall not apply to adjustments as a result of events having a dilutive or concentrative effect on the Shares). Notwithstanding any provision of the Equity Definitions or this Master Confirmation to the contrary, if the Calculation Agent determines that no such adjustment that it could make in accordance with the preceding sentence will produce a commercially reasonable result, then the Calculation Agent may notify the parties that the consequence of such event shall be the termination of such Transaction, in which case "Cancellation and Payment" will be deemed to apply and any payment to be made by one party to the



other shall be calculated in accordance with Section 12.7 of the Equity Definitions.

**Additional Disruption Events:**

Change in Law:

Applicable; provided that that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase "the interpretation" in the third line thereof with the phrase ", or public announcement of, the formal or informal interpretation", (ii) by replacing the word "Shares" where it appears in clause (X) thereof with the words "Hedge Positions" and (iii) by immediately following the word "Transaction" in clause (X) thereof, adding the phrase "in the manner contemplated by the Hedging Party on the Trade Date"; and provided, further that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by replacing the parenthetical beginning after the word "regulation" in the second line thereof the words "(including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption or promulgation of new regulations authorized or mandated by existing statute)"; and provided, further that in the case of any Change in Law described in clause (Y) of Section 12.9(a)(ii) of the Equity Definitions, the consequences provided with respect to "Increased Cost of Hedging" in Section 12.9(b)(vi) of the Equity Definitions shall apply to such Change in Law, as if Increased Cost of Hedging were applicable to such event.

Insolvency Filing:

Applicable

Hedging Disruption:

Applicable; provided that Section 12.9(a)(v) of the Equity Definitions is hereby modified by inserting the following phrase at the end of such Section:

"For the avoidance of doubt, the term "equity price risk" shall be deemed to include, but shall not be limited to, stock price and volatility risk. And, for the further avoidance of doubt, any such transactions or assets referred to in phrases (A) or (B) above must be available on commercially reasonable pricing and other terms."

and; provided, further, that Section 12.9(b)(iii) of the Equity Definitions is hereby amended by inserting in the third line thereof, after the words "to terminate the Transaction", the words "or a portion of the Transaction affected by such Hedging Disruption".

Increased Cost of Hedging:

Applicable; provided that Section 12.9(b)(vi) of the Equity Definitions is hereby amended by inserting the following words immediately following the word "Transaction" in clause (C) thereof: "or, at the option of the Hedging Party, the portion of the Transaction



affected by such Increased Cost of Hedging."

| | |
|---|---|
| Loss of Stock Borrow: | Applicable; <u>provided</u> that Section 12.9(b)(iv) of the Equity Definitions is hereby amended by (A) deleting (1) subsection (A) in its entirety, (2) the phrase "or (B)" following subsection (A) and (3) the phrase ", in each case" in subsection (B); and (B) replacing the phrase "neither the Non-Hedging Party nor the Lending Party lends" with "the Lending Party does not lend" in the penultimate sentence. |
| Maximum Stock Loan Rate: | For any Transaction, as specified in the related Supplemental Confirmation. |
| Increased Cost of Stock Borrow: | Applicable; <u>provided</u> that Section 12.9(b)(v) of the Equity Definitions is hereby amended by (A) adding the word "or" immediately before subsection "(B)" and deleting the comma at the end of subsection (A); and (B)(1) deleting subsection (C) in its entirety, (2) deleting the word "or" immediately preceding subsection (C) and (3) replacing in the penultimate sentence the words "either party" with "the Hedging Party" and (4) deleting clause (X) in the final sentence. |
| Initial Stock Loan Rate: | For any Transaction, as specified in the related Supplemental Confirmation. |
| Hedging Party: | For all the relevant Additional Disruption Events, UBS |
| Determining Party: | For all the relevant Extraordinary Events, UBS; provided that, when making any determination or calculation as Determining Party, UBS shall be bound by the same obligations relating to required acts of the Calculation Agent as set forth in Section 1.40 of the Equity Definitions as if the Determining Party were the Calculation Agent. Upon receipt of written request from Counterparty following any determination or calculation made by Determining Party hereunder, Determining Party shall, with reasonable promptness, provide Counterparty with a written explanation describing, in reasonable detail, such determination or calculation (without disclosing Determining Party's models or information that is proprietary or that UBS is subject to contractual, legal or regulatory obligations not to disclose). |

**Additional Representations and Acknowledgements:**

| | |
|---|---|
| Non-Reliance: | Applicable |

**Agreements and Acknowledgements:**

| | |
|---|---|
| Regarding Hedging Activities: | Applicable |



| Additional Acknowledgements: | Applicable |
|---|---|

Transaction Documents:
Collectively, this Master Confirmation, any Supplemental Confirmation, the Agreement, each Credit Support Document and each agreement or instrument delivered pursuant to the foregoing.

Parallel Transactions:
Each averaging share forward transaction between UBS and each "Borrower" under the Margin Loan Agreement and each "Borrower" under the "Separate Loan Agreement" (as defined in the Margin Loan Agreement), and in respect of any Transaction, such Parallel Transactions with a "Calculation Period Start Date" on the same date as the Calculation Period Start Date in respect of such Transaction.

## 2. Calculation Agent:

UBS is the Calculation Agent and shall make all calculations, adjustments and determinations required pursuant to the Transaction, in a commercially reasonable manner and in good faith. Following any determination, adjustment or calculation by the Calculation Agent, the Calculation Agent will, upon request by Counterparty, promptly, but in no event later than the fifth Exchange Business Day following such request, provide to Counterparty a report (in a commonly used file format for the storage and manipulation of financial data but without disclosing any confidential or proprietary models or other information that may be confidential, proprietary or subject to contractual, legal or regulatory obligations to not disclose such information) displaying in reasonable detail the basis for such determination, adjustment or calculation, as the case may be, it being understood that the Calculation Agent shall not be obligated to disclose any proprietary or confidential models used by it for such adjustment, determination or calculation or any information that may be proprietary or confidential or subject to an obligation not to disclose such information.

## 3. Conditions Precedent:

With respect to each Transaction, the obligations of UBS under such Transaction shall be subject to the following conditions being satisfied (unless waived in writing by UBS at its absolute discretion):

(a)    Except for representations and warranties which relate to a specific earlier date, the representations and warranties of Counterparty set forth herein, in the Agreement (including as may be modified herein) and in each Credit Support Document shall be true and correct as of the Trade Date as if made on the Trade Date and as of each Quarterly Reset Date as if made on such Quarterly Reset Date, as the case may be;

(b)    Counterparty shall not have breached any agreement set forth herein, in the Agreement (including as may be modified herein) and in each Credit Support Document as of each Quarterly Reset Date;

(c)    Counterparty shall have executed the related Supplemental Confirmation;

(d)    Counterparty shall have executed a Pledge and Security Agreement, dated before the Calculation Period Start Date for the first Transaction hereunder, between Counterparty and UBS (the "**Security Agreement**") in form and substance reasonably satisfactory to UBS;

(e)    Counterparty shall have executed an Account Control Agreement (the "**Control Agreement**"), dated before the Calculation Period Start Date for the first Transaction hereunder, among Counterparty, UBS and Deutsche Bank Trust Company Americas ("**Custodian**") in form and substance reasonably satisfactory to UBS;



(f)      Each "Borrower" under the Margin Loan Agreement shall have executed an amendment to the Margin Loan Agreement ("**Margin Loan Amendment**"), by and among UBS AG London Branch, as administrative agent and calculation agent and the lenders party thereto from time to time, in form and substance reasonably satisfactory to UBS necessary to consummate the Transaction and the Parallel Transactions as contemplated by the Margin Loan Agreement;

(g)      UBS AG London Branch, as administrative agent and each lender party to the Margin Loan Agreement shall have executed an intercreditor agreement (the "**Intercreditor Agreement**"), dated before the Calculation Period Start Date for the first Transaction hereunder, by and among such parties and UBS, in form and substance satisfactory to UBS;

(h)      UBS shall have received an opinion of Simpson Thacher & Bartlett LLP, New York counsel to Counterparty before the Calculation Period Start Date for the first Transaction hereunder, in form and substance reasonably satisfactory to UBS; and

(i)      Counterparty shall have delivered or cause to be delivered to Custodian on each Quarterly Reset Date a number of Shares such that the "Collateral" (as defined in the Security Agreement) consists of (excluding any Shares pending settlement with respect to a Valuation Date that occurred prior to such Quarterly Reset Date) the Quarterly Volume Limit for such Quarterly Reset Date in the manner specified in the Security Agreement.

**4.      Counterparty Representations, Warranties and Agreements:**

Counterparty represents, warrants and agrees in favor of UBS that on the Trade Date and on each Quarterly Reset Date for each Transaction (except for Section 4(b) below), unless another date or dates are specified below, that:

(a)      Counterparty's "holding period" for the "Collateral" (as defined in the Security Agreement) that are "restricted securities" (within the meaning of Rule 144 ("**Rule 144**") under the Securities Act of 1933, as amended (the "**Securities Act**")), determined in accordance with Rule 144, commenced at least one year prior to the date of the Trade Date of such Transaction;

(b)      On the Trade Date for such Transaction Counterparty is not aware of any material non-public information with respect to the Shares or the Issuer.  Counterparty is not entering into such Transaction or taking any action (including any election or deemed election) hereunder (i) in anticipation of, in connection with, or to facilitate, a distribution of its securities, a self-tender offer or a third-party tender offer or (ii) to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) or otherwise in violation of applicable law;

(c)      Counterparty is not and, after giving effect to the transactions contemplated hereby, will not be an "investment company" as such term is defined in the United States Investment Company Act of 1940, as amended;

(d)      Counterparty (A) has not, during the three months preceding such Quarterly Reset Date (except as set forth in any Form 4 or Form 144 filings and except for the Parallel Transactions), including any Shares sold to the Issuer prior to such Trade Date, sold any Shares (or security entitlements in respect thereof); and (B) agrees that Counterparty shall not, without the prior written consent of UBS, sell any Shares (or security entitlements in respect thereof) during any Calculation Period.  For the purposes of (A) and (B) hereof; (i) Shares shall be deemed to include securities convertible into or exchangeable or exercisable for Shares; (ii) sales shall include hedges (through swaps, options, short sales or otherwise) of any long position in the Shares (or security entitlements in respect thereof) and (iii) sales and hedges by Counterparty shall include those by any person who would be considered to be the same "person" (as such term is used in Rule 144(a)(2)) as Counterparty or "act[ing] in concert" with Counterparty (as such term is used in Rule 144(e)(3)(vi)) or any person with whom sales by Counterparty would be aggregated under Rule 144(e);



(e)     Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in paragraph (c)(1) of Rule 144;

(f)     [Reserved];

(g)     Counterparty shall, on such Quarterly Reset Date, file in the manner contemplated by Rule 144(h), a notice on Form 144 specifying the "Number of Shares or Other Units To Be Sold" thereunder to be equal to the Quarterly Volume Limit for such Quarterly Reset Date, in each case in form and substance reasonably satisfactory to UBS;

(h)     Counterparty has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Shares in anticipation of or in connection with any sales of Shares that UBS or an affiliate of UBS effects in the public markets in connection with establishing UBS's Hedge Position with respect to any Transaction;

(i)     Except as provided herein, Counterparty has not made, will not make, and has not arranged for, any payment to any person in connection with any sales of Shares that UBS or an affiliate of UBS effects in the public markets in connection with establishing UBS's Hedge Position with respect to any Transaction;

(j)     Counterparty owns (as such term is used in Rule 16c-4 under the Securities Exchange Act of 1943, as amended (the "**Exchange Act**")) a number of Shares (including the Shares pledged to UBS under the Security Agreement), after subtracting the number of Shares to which any put equivalent positions (as defined in Rule 16a-1(h) under the Exchange Act) have been established or are maintained by Counterparty (other than any put equivalent position established as a result of a Transaction hereunder), at least equal to the Number of Shares;

(k)     Counterparty understands and will comply with Counterparty's responsibilities under applicable securities laws in connection with such Transaction hereunder including, but not limited to, the provisions of Section 13 and Section 16 of the Exchange Act;

(l)     Counterparty understands no obligations of UBS to Counterparty hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of UBS or any governmental agency;

(m)     Counterparty understands Counterparty's investments in and liabilities in respect of a Transaction hereunder are not readily marketable, and Counterparty is able to bear any loss in connection with such Transaction, including the loss of Counterparty's entire investment in such Transaction;

(n)     COUNTERPARTY UNDERSTANDS THAT ANY TRANSACTION HEREUNDER IS SUBJECT TO COMPLEX RISKS WHICH MAY ARISE WITHOUT WARNING AND MAY AT TIMES BE VOLATILE AND THAT LOSSES MAY OCCUR QUICKLY AND IN UNANTICIPATED MAGNITUDE AND IS WILLING TO ACCEPT SUCH TERMS AND CONDITIONS AND ASSUME (FINANCIALLY AND OTHERWISE) SUCH RISKS;

(o)     Counterparty is entering into such Transaction hereunder for Counterparty's own account and not with a view to transfer, resale or distribution and understands that such Transaction may involve the purchase or sale of a security as defined in the Securities Act and the securities laws of certain states and other jurisdictions, that any such security has not been registered under the Securities Act or the securities laws of any state or other jurisdiction and, therefore, (except for any pledge to UBS or its affiliates) may not be sold, pledged, hypothecated, transferred or otherwise disposed of unless such security is registered under the Securities Act and any applicable state or other jurisdiction's securities law, or an exemption from registration is available;

(p)     Counterparty is aware and acknowledges that UBS, its affiliates or any entity with which UBS hedges any Transaction hereunder may from time to time take positions in instruments that are identical or economically related to such Transaction or the Shares or have an investment banking or other commercial relationship with the Issuer.  In addition, Counterparty acknowledges that the proprietary trading and other activities



and transactions of UBS, its affiliates or any entity with which UBS hedges any Transaction hereunder, including purchases and sales of the Shares in connection with, or in anticipation of, such Transaction, may affect the trading price of the Shares;

(q) For the avoidance of doubt, and without limiting any representation contained in Section 3(a)(iii) of the Agreement, Counterparty represents that the execution, delivery and performance of the Transaction Documents and any other documentation relating to the Agreement to which Counterparty or its affiliate is a party do not violate or conflict with any of the terms or provisions of any stockholders' agreement, investment agreement, lock-up agreement, standstill agreement, registration rights agreement, confidentiality agreement or other agreement binding on Counterparty or any such affiliate or affecting Counterparty, any such affiliate or any of their respective assets (including its Shares);

(r) No Transaction hereunder shall violate any applicable corporate policy of the Issuer (including, but not limited to, any window period policy) or other rules or regulations of the Issuer applicable to Counterparty or its affiliates;

(s) Counterparty is not insolvent and will not be insolvent at the time such Transaction hereunder is consummated, and is not and will not be rendered insolvent as a result of such Transaction. At the time of any payment to or for the benefit of UBS, Counterparty does not intend and will not intend to incur, and does not incur and will not incur, debts that are beyond the ability of Counterparty to pay as they mature;

(t) The assets used in connection with the execution, delivery and performance of the Agreement and the Transactions entered into hereunder are not and will not be the assets of (A) an "employee benefit plan" (with the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**")) subject to Title I of ERISA, (B) a plan described in Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**") to which Section 4975 of the Code applies or (C) an entity whose underlying assets include "plan assets" by reason of Department of Labor regulation section 2510.3-101 (as modified by Section 3(42) of ERISA);

(u) Counterparty shall comply with its organizational documents; and

(v) Counterparty (i) is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; (ii) will exercise independent judgment in evaluating the recommendations of any broker-dealer or its associated persons, unless it has otherwise notified the broker-dealer in writing; and (iii) has total assets of at least USD 50,000,000 as of such Trade Date.

## 5. Additional Representations and Agreements:

(a) Each party represents and acknowledges to the other party on the Trade Date for each Transaction that it is an "accredited investor" as defined in Section 2(a)(15)(ii) of the Securities Act, a "qualified purchaser" as defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended, and an "eligible contract participant" as defined in Section 1a(18) of the United States Commodity Exchange Act, as amended (the "**CEA**").

(b) The parties intend for this Master Confirmation as supplemented by the relevant Supplemental Confirmation to constitute a "Contract" as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan. L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the "**Staff**") to which the Staff responded in an interpretive letter dated December 20, 1999 and the letter dated November 30, 2011 submitted by Robert T. Plesnarski and Glen A. Rae to Thomas Kim of the Staff to which the Staff responded in an interpretive letter dated December 1, 2011 (collectively, the "**Interpretive Letters**").

(c) For each Transaction, UBS agrees with Counterparty that an affiliate of UBS that is registered as a broker and a dealer with the Securities and Exchange Commission and is a "market maker" or a "block positioner," as such terms are used in Rule 144 under the Securities Act, with respect to the Shares shall, as



promptly as practicable consistent with market conditions, introduce into the public market a quantity of securities of the same class as the Shares equal to the aggregate Number of Shares to be Delivered for such Transaction. UBS shall notify Counterparty promptly after it has sold the full Number of Shares to be Delivered in accordance with the Interpretive Letter.

**6.** **Acknowledgments:**

The parties hereto intend that:

(d)  UBS is a "financial institution," "swap participant" and "financial participant" within the meaning of Sections 101(22), 101(53C) and 101(22A) of the Bankruptcy Code.

(e)  This Master Confirmation, each Supplemental Confirmation and each Credit Support Document is (i) a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder, thereunder or in connection herewith or therewith is a "termination value," "payment amount" or "other transfer obligation" within the meaning of Section 362 of the Bankruptcy Code and a "settlement payment" and "transfer" within the meaning of Section 546 of the Bankruptcy Code, and any cash, securities or other property provided as performance assurance, credit support or collateral with respect to each Transaction is a "margin payment" and "transfer" within the meaning of Section 546 of the Bankruptcy Code, (ii) a "swap agreement," as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder, thereunder or in connection herewith or therewith is a "termination value," "payment amount" or "other transfer obligation" within the meaning of Section 362 of the Bankruptcy Code and a "transfer," as such term is defined in Section 101(54) of the Bankruptcy Code and a "payment or other transfer of property" within the meaning of Sections 362 and 546 of the Bankruptcy Code and constitute "settlement payments" as defined in Section 741(8) of the Bankruptcy Code and (iii) a "master netting agreement" and each of the parties thereto is a "master netting agreement participant", each as defined in the Bankruptcy Code.

(f)  The rights given to each party under this Master Confirmation, under each Supplemental Confirmation, the Agreement and each Credit Support Document upon the occurrence of an Event of Default with respect to the other party constitute a "contractual right" to cause the liquidation, termination or acceleration of, and to offset or net out termination values, payment amounts and other transfer obligations under or in connection with a "securities contract" and a "swap agreement" and a "contractual right" under a security agreement or arrangement forming a part of or related to a "securities contract" and a "swap agreement," as such terms are used in Sections 555, 560, 561, 362(b)(6) and 362(b)(17) of the Bankruptcy Code.

(g)  Each party is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 362(o), 546(e), 546(g), 546(j), 548(d)(2), 555, 560 and 561 of the Bankruptcy Code.

**7.**  **10b5-1 Plan**

(a)  It is the intent of Counterparty that each Transaction comply with the requirements of Rule 10b5-1(c) of the Exchange Act and that this Master Confirmation shall be interpreted to comply with the requirements of Rule 10b5-1(c)(1)(i)(B).

(b)  Counterparty is entering into this Master Confirmation and each Transaction hereunder in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act ("**Rule 10b5-1**") or any other antifraud or anti-manipulation provisions of the federal or applicable state securities laws and that it has not entered into or altered and will not enter into or alter any corresponding or hedging transaction or position with respect to the Shares.

(c)  During the term of any Transaction, UBS (or its agent or affiliate) may effect transactions in Shares in connection with such Transaction. The timing of such transactions by UBS, the price paid or received per Share pursuant to such transactions and the manner in which such transactions are made, including, without



limitation, whether such transactions are made on any securities exchange or privately, shall be within the sole judgment of UBS. Counterparty acknowledges and agrees that all such transactions shall be made in UBS's sole judgment and for UBS's own account.

(d)        Counterparty does not have, and shall not attempt to exercise, any control or influence over how, when or whether UBS (or its agent or affiliate) makes any "purchases or sales" (within the meaning of Rule 10b5-1(c)(1)(i)(B)(3)) in connection with any Transaction, including, without limitation, the price paid per Share pursuant to such purchases, whether such purchases are made on any securities exchange or privately and how, when or whether UBS (or its agent or affiliate) enters into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Master Confirmation and each Supplemental Confirmation under Rule 10b5-1.

(e)        Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Master Confirmation or any Supplemental Confirmation must be effected in accordance with the requirements for the amendment or termination of a "plan" as defined in Rule 10b5-1(c). Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, and no such amendment, modification or waiver shall be made at any time at which Counterparty is aware of any material non-public information regarding Issuer or the Shares.

## 8.   Tax Matters:

(a)        Tax Representations. For purposes of Section 3(f) of the Agreement, Counterparty represents that (i) it is a limited partnership formed under the laws of the State of Delaware and (ii) it (or its regarded owner for U.S. federal income tax purposes) is a "U.S. person" as that term is used in Section 1.1441-4(a)(3)(ii) of the United States Treasury Regulations for U.S. federal income tax purposes. For the purpose of Sections 4(a)(i) and (ii) of the Agreement, Counterparty agrees to deliver to UBS, on behalf of its regarded owner, one duly executed and completed United States Internal Revenue Service Form W-9 (or successor thereto) upon execution of this Master Confirmation and shall provide a new form promptly (x) upon reasonable request of UBS or (y) in the event any form previously provided has expired or become obsolete or incorrect. For purposes of Section 3(f) of the Agreement, UBS represents that it is acting as nominee on behalf of Agent, a person that is a "U.S. person" (as that term is used in Section 1.1441-4(a)(3)(ii) of the United States Treasury Regulations) for United States federal income tax purposes. For the purpose of Sections 4(a)(i) and (ii) of the Agreement, UBS agrees to deliver to Counterparty a duly executed and completed United States Internal Revenue Service Form W-8IMY (or successor thereto) for UBS, together with the required schedule and a duly executed and completed U.S. Internal Revenue Service Form W-9 for Agent, upon execution of this Master Confirmation and shall provide a new form promptly (x) upon reasonable request of Counterparty or (y) upon learning that any such tax form previously provided by UBS has become obsolete or incorrect.

(b)        FATCA. The term "Indemnifiable Tax" as defined in Section 14 of the Agreement shall not include any U.S. federal withholding tax imposed or collected pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (a "**FATCA Withholding Tax**"). For the avoidance of doubt, a FATCA Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of the Agreement.

(c)        871(m). The parties agree that the definitions and provisions contained in the ISDA 2015 Section 871(m) Protocol, as published by the International Swaps and Derivatives Association, Inc. and as may be amended, supplemented, replaced or superseded from time to time (the "**871(m) Protocol**") shall apply to the Agreement as if the parties had adhered to the 871(m) Protocol as of the date hereof. If there is any inconsistency between this provision and a provision in any other agreement executed between the parties, this provision shall prevail unless such other agreement expressly overrides the provisions of the 871(m) Protocol.

(d)        Non-confidentiality. Notwithstanding any provision in this Master Confirmation, any Supplemental Confirmation or the Agreement, in connection with Section 1.6011-4 of the Treasury Regulations, the



parties hereby agree that each party (and each employee, representative, or other agent of such party) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such U.S. tax treatment and U.S. tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

9.  **Other Provisions:**

(a)     <u>Early Termination</u>.  The parties acknowledge and agree that in calculating an Early Termination Amount pursuant to Section 6 of the Agreement, UBS may (but need not) determine losses without reference to actual losses incurred but based on expected losses assuming a commercially reasonable (including without limitation with regard to reasonable legal and regulatory guidelines) "risk bid", "volume weighted" valuations or "private placement" discounts used to determine loss to avoid awaiting the delay associated with closing out any hedge or related trading position in good faith and a commercially reasonable manner prior to or sooner following the designation of an Early Termination Date.

(b)     <u>Transfer</u>.  Neither party may assign its rights or obligations hereunder, in whole or in part, without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.  Any attempt by a party to assign any of its rights or obligations hereunder without such consent shall be void. Notwithstanding the foregoing or anything to the contrary in the Agreement, UBS may transfer or assign its rights and obligations hereunder, in whole or in part, without the consent of Counterparty, to any of its affiliates or branches, <u>provided</u> that (i) such transferee or assignee shall have a long-term issuer rating that is equal to or better than the credit rating of UBS at the time of the transfer or assignment and (ii) Counterparty shall not be required to pay (including a payment in kind) to the transferee or assignee any amount under Section 2(d)(i)(4) of the Agreement greater than the amount in respect of which Counterparty would have been required to pay to UBS in the absence of such transfer or assignment.

(c)     <u>Right to Extend</u>.  With respect to any Transaction, UBS may postpone the Scheduled Valuation Date or the Settlement Date if UBS determines, in its commercially reasonable discretion and in good faith, that such postponement is necessary or advisable to preserve UBS's hedging or hedge unwind activity hereunder in light of existing liquidity conditions or to enable UBS or one of its affiliates to effect transactions in the Shares in connection with its hedging or hedge unwind activity hereunder in a manner that would, including as if UBS or such an affiliate were the Issuer or an affiliated purchaser of the Issuer, be in compliance with applicable legal, regulatory or self-regulatory requirements or with related policies and procedures applicable to UBS (<u>provided</u> that such requirements, policies and procedures relate to regulatory issues and are generally applicable in similar situations and are applied in a consistent manner to similar transactions).

(d)     <u>Limit on Beneficial Ownership</u>.  Notwithstanding anything to the contrary in the Agreement, this Master Confirmation or any Supplemental Confirmation, in no event shall UBS be entitled to receive, or shall be deemed to receive, any Shares in connection with a Transaction if, immediately upon giving effect to such receipt of such Shares, (i) UBS's Beneficial Ownership would be equal to or greater than 8.0% of the outstanding Shares or (ii) UBS, UBS Group (as defined below) or any person whose ownership position would be aggregated with that of UBS or UBS Group (UBS, UBS Group or any such person, a "**UBS Person**") under any federal, state or local laws, regulations, regulatory orders or organizational documents or contracts of the Issuer that are, in each case, applicable to ownership of Shares ("**Applicable Restrictions**"), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership in excess of a number of Shares equal to (x) the number of Shares that would give rise to reporting or registration obligations or other requirements (including obtaining prior approval by a state or federal regulator) of a UBS Person, or could result in an adverse effect on a UBS Person, under Applicable Restrictions, as determined by UBS in its commercially reasonable discretion and in good faith, and with respect to which such requirements have not been met or the relevant approval has not been received or that would give rise to any consequences under the constitutive documents of the Issuer or any contract or agreement to which the Issuer is a party, in each case *minus* (y) 1% of the number of Shares outstanding on the date of determination (each of clause (i), (ii) and (iii) above, an "**Ownership Limitation**"). If any delivery owed to UBS hereunder is not made, in whole or in part, as a result of an Ownership Limitation, UBS's right to receive such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after, but in no event later than one Scheduled Trading Day after, UBS



gives written notice to Counterparty that such delivery would not result in any of such Ownership Limitations being breached. "**UBS's Beneficial Ownership**" means the "beneficial ownership" (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder (collectively, "**Section 13**")) of Shares, without duplication, by UBS, together with any of its affiliates or other person subject to aggregation with UBS under Section 13 for purposes of "beneficial ownership", or by any "group" (within the meaning of Section 13) of which UBS is or may be deemed to be a part (UBS and any such affiliates, persons and groups, collectively, "**UBS Group**") (or, to the extent that, as a result of a change in law, regulation or interpretation after the date hereof, the equivalent calculation under, if applicable, Section 16 of the Exchange Act and the rules and regulations thereunder results in a higher number, such number). Notwithstanding anything in the Agreement, this Master Confirmation or any Supplemental Confirmation to the contrary, UBS (or its affiliate) shall not become the record or beneficial owner, or otherwise have any rights as a holder, of any Shares that UBS (or such affiliate) is not entitled to receive at any time pursuant to this Section 9(d), until such time as such Shares are delivered pursuant to this Section 9(d).

(e) <u>Consent to Recording</u>. Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties and their affiliates in connection with this Master Confirmation, each Supplemental Confirmation and the Agreement and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such personnel of such party and such party's affiliates.

(f) <u>Swiss Stay</u>. The terms of the Swiss Jurisdictional Module and the ISDA Resolution Stay Jurisdictional Modular Protocol (each published by the ISDA and together, the "**Swiss Stay Provisions**") are incorporated into and form part of the Agreement. For purposes thereof, the Agreement shall be deemed a Covered Agreement and the terms of the Swiss Stay Provisions shall apply to the Agreement as if UBS is a Regulated Entity Counterparty and Counterparty is a Module Adhering Party with the Implementation Date deemed to be the date of the Agreement. In the event of any inconsistencies between the Agreement and the Swiss Stay Provisions, the Swiss Stay Provisions will prevail.

(g) <u>Waiver of Rights</u>. Any provision of this Master Confirmation or any Supplemental Confirmation may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(h) <u>Severability; Illegality</u>. If compliance by either party with any provision of this Master Confirmation or any Supplemental Confirmation would be unenforceable or illegal, (i) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby and (ii) the other provisions of this Master Confirmation or such Supplemental Confirmation shall not be invalidated, but shall remain in full force and effect.

(i) <u>Waiver of Trial by Jury</u>. EACH OF COUNTERPARTY AND UBS HEREBY IRREVOCABLY WAIVES (ON SUCH PARTY'S OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF SUCH PARTY'S STOCKHOLDERS OR OTHER EQUITY HOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS MASTER CONFIRMATION, EACH SUPPLEMENTAL CONFIRMATION OR THE ACTIONS OF THE PARTIES AND THEIR RESPECTIVE AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(j) <u>Jurisdiction.</u> EACH PARTY HEREBY SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY SUIT, LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND/OR ANY TRANSACTION, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK, SITTING IN NEW YORK COUNTY, THE COURTS OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK AND APPELLATE COURTS FROM ANY THEREOF, HERETO AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS.

(k) <u>Agent for UBS; Limitation of Liability</u>. Agent shall act as "agent" for UBS and Counterparty within the meaning of Rule 15a-6 under the Exchange Act. Agent is not a principal to this Master



Confirmation or any Supplemental Confirmation and shall have no responsibility or liability to UBS or Counterparty in respect of this Master Confirmation or such Supplemental Confirmation including, without limitation, in respect of the failure of UBS or Counterparty to pay or perform under this Master Confirmation or such Supplemental Confirmation. Each of UBS and Counterparty agrees to proceed solely against the other to collect or recover any securities or money owing to it in connection with or as a result of this Master Confirmation or any Supplemental Confirmation. Agent shall otherwise have no liability in respect of this Master Confirmation or any Supplemental Confirmation, except for its bad faith, negligence or willful misconduct in performing its duties as agent hereunder. As a broker-dealer registered with the Securities and Exchange Commission, Agent, in its capacity as agent, will be responsible for (i) effecting each Transaction contemplated in this Master Confirmation or any Supplemental Confirmation, (ii) issuing all required notices, confirmations and statements to UBS and Counterparty and (iii) maintaining books and records relating to this Master Confirmation or any Supplemental Confirmation.

(l)     Offices.

The Office of UBS for the Transaction is: London, United Kingdom.

The Office of Counterparty for the Transaction is: not applicable, Counterparty is not a Multibranch Party.

(m)     Counterparts. This Master Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Master Confirmation by signing and delivering one or more counterparts. Electronic transmission of counterparts of this Supplemental Confirmation by email or other means mutually agreed to by the parties of a pdf copy of wet ink signatures or electronic signatures shall constitute an original.

(n)     Netting and set-off. In addition to and without limiting any rights of set-off that a party hereto may have as a matter of law, pursuant to contract or otherwise (including, without limitation, in Section 6(f) of the Agreement), upon the occurrence of or effective designation of an Early Termination Date in respect of any Transaction or (y) the occurrence of an Extraordinary Event that results in the cancellation or termination of any Transaction pursuant to Section 12.2, 12.3, 12.6 or 12.9 of the Equity Definitions, UBS shall have the right to terminate, liquidate and otherwise close out any Transaction pursuant to the terms hereof and thereof, and to reduce any amount payable by or other obligation of UBS or its affiliates to Counterparty by its set-off against any amount payable by or other obligation of Counterparty to UBS, in each case arising under the Transaction Documents, the Margin Loan Agreement or any other agreement between UBS and Counterparty (whether matured or contingent and irrespective of the currency, place of payment or place of booking of the obligation). To the extent that such amounts or obligations are set off, such amounts or obligations will be deemed discharged in all respects. Without limiting the generality of the foregoing, in the event that there are any amounts due from Counterparty to UBS under and in respect of any Transaction, the Margin Loan Agreement (as defined below) or any other Margin Loan Documentation (as defined therein), and there are amounts due from UBS to Counterparty under and in respect of any Transaction, each party's obligation to make payment of such amount will be automatically satisfied and discharged and (i) if the aggregate amount that would otherwise have been payable by UBS exceeds the amounts payable by Counterparty under the Margin Loan Agreement and/or any Transaction, replaced by an obligation upon UBS hereunder in an amount equal to such excess and (ii) if the aggregate amount that would otherwise have been payable by Counterparty under the Margin Loan Agreement and/or any Transaction exceeds the amount payable by UBS hereunder, replaced by an obligation by Counterparty under the Margin Loan Agreement and/or the Transaction (as applicable) in an amount equal to such excess.

## 10. Schedule Provisions:

(a)     Credit Support Documents. Each of the Security Agreement and the Control Agreement constitutes a "Credit Support Document" with respect to Counterparty.

(b)     Automatic Early Termination. "Automatic Early Termination" will not apply to UBS or Counterparty.



     (c)      Additional Schedule Provisions.

     (i)      The "Cross-Default" provisions of Section 5(a)(vi) will apply to Counterparty with a "Threshold Amount" of the aggregate principal amount of the advances then outstanding under the Margin Loan Agreement (as defined below); provided that (A) Section 5(a)(vi) shall be amended by deleting the phrase ", or becoming capable at such time of being declared," from clause (1) thereof; and (B) the following language shall be added to the end of Section 5(a)(vi): "provided, however, that an Event of Default shall not occur under (2) above if (a) the failure to pay referred to in (2) is caused not by the unavailability of funds but is caused solely by a technical or administrative error which has been remedied within three Local Business Days after a written notice of such failure is given to the party and (b) such failure to pay referred to in (2) has not caused the acceleration of any advances under the Margin Loan Agreement (as defined below)."

              "**Margin Loan Agreement**" means that certain Margin Loan Agreement, dated as of June 25, 2021 (as amended, modified, supplemented or restated from time to time) by and among [BX Buzz ML-1 Holdco L.P., a Delaware limited partnership, BX Buzz ML-2 Holdco L.P., a Delaware limited partnership, BX Buzz ML-3 Holdco L.P., a Delaware limited partnership and BX Buzz ML-4 Holdco L.P., a Delaware limited partnership, collectively, as Borrowers, BX Buzz ML-1 GP LLC, as general partner of BX Buzz ML-1 Holdco L.P., BX Buzz ML-2 GP LLC, as general partner of BX Buzz ML-2 Holdco L.P., BX Buzz ML-3 GP LLC, as general partner of BX Buzz ML-3 Holdco L.P. and BX Buzz ML-4 GP LLC, as general partner of BX Buzz ML-4 Holdco L.P., as General Partners][BX Buzz ML-5 Holdco L.P., a Delaware limited partnership, BX Buzz ML-6 Holdco L.P., a Delaware limited partnership and BX Buzz ML-7 Holdco L.P., a Delaware limited partnership, collectively, as Borrowers, BX Buzz ML-5 GP LLC, as general partner of BX Buzz ML-5 Holdco L.P., BX Buzz ML-6 GP LLC, as general partner of BX Buzz ML-6 Holdco L.P. and BX Buzz ML-7 GP LLC, as general partner of BX Buzz ML-7 Holdco L.P., as General Partners], UBS AG London Branch, as administrative agent and calculation agent and the lenders party thereto from time to time.

     (ii)      The "Credit Event Upon Merger" provisions of Section 5(b)(v) will apply to Counterparty.

     (iii)      "Multiple Transaction Payment Netting" will apply for the purpose of Section 2(c) of the Agreement to all Transactions starting from the date of this Master Confirmation.

     (iv)      "Specified Entities" means, in relation to Counterparty for the purpose of Section 5(a)(v) only, each "Borrower" under and as defined in the Margin Loan Agreement and any Affiliate of Counterparty that directly owns any equity security of the Issuer hereafter (excluding, for the avoidance of doubt, any person or entity holding such securities in a personal capacity, such as any employee of any such Affiliate) and for all other purposes, none, and in relation to UBS, none.

     (v)      "Specified Transaction" means each averaging share forward transaction between UBS and each "Borrower" under the Margin Loan Agreement, the "Transactions" under and as defined in the Margin Loan Agreement and any transaction hereafter entered into by Counterparty or any applicable Specified Entity of Counterparty which is not a Transaction under this Agreement but which is a swap, option, forward or other derivative transaction on the Shares or the Units.

     (vi)      "Termination Currency" is USD.

**11. Addresses for Notice:**

     To UBS:              UBS AG, London Branch



c/o UBS Securities LLC
11 Madison Avenue
New York, NY 10010
Attention: Strategic Equity Solutions
Email: OL-SESGNotifications@ubs.com

To Counterparty:           [*Counterparty*]
                           [*Counterparty notice details*]

**12. Accounts for Payment:**

To UBS:                    To be advised.

To Counterparty:           To be provided in the Margin Loan Amendment.

**13. Delivery Instructions:**

Unless otherwise directed in writing, any Shares to be delivered hereunder shall be delivered as follows:

To UBS:                    To be advised.



Counterparty hereby agrees (a) to check this Master Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the Transactions to which this Master Confirmation relates by manually signing this Master Confirmation and providing any other information requested herein and immediately returning an executed copy to us.

**UBS AG, LONDON BRANCH**

By:_____
Name:
Title:

By:_____
Name:
Title:

**UBS SECURITIES LLC, as Agent for UBS AG, London Branch**

By:_____
Name:
Title:

By:_____
Name:
Title:

Confirmed as of the date first above written:

**[COUNTERPARTY]**

By: _____
　Name:
　Title:

SUPPLEMENTAL CONFIRMATION NO. [__]
AVERAGING SHARE FORWARD TRANSACTION

Date: [                    ]

To:            [*Counterparty*]
               [*Counterparty notice details*]

From:          UBS AG, London Branch
               c/o UBS Securities LLC
               11 Madison Avenue
               New York, NY 10010
Attention:     Strategic Equity Solutions
Email:         OL-SESGNotifications@ubs.com

Re:  Averaging Share Forward Transaction

Ladies and Gentleman:

    This Supplemental Confirmation confirms the terms and conditions of the Transaction entered into between UBS AG, London Branch ("**UBS**"), represented by UBS Securities LLC ("**Agent**"), and [*Counterparty*], a Delaware limited partnership ("**Counterparty**") on the Trade Date specified below.  This Supplemental Confirmation is a binding contract between UBS and Counterparty as of the relevant Trade Date for the Transaction referenced below.

    1.    This Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation dated as of November 26, 2025 (the "**Master Confirmation**") between UBS and Counterparty, as amended and supplemented from time to time.  All provisions contained in the Master Confirmation govern this Supplemental Confirmation except as expressly modified below.

    2.    The additional terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date:                            [_____, 20__]

Number of Shares:                      [                    ] Shares

Forward Price Adjustment Amount:       Initially, the greater of (a) USD [___] and (b) [___]% of the VWAP Price as of the Calculation Period Start Date, and thereafter reset as of each Quarterly Reset Date to be the greater of (i) USD [___] and (ii) [___]% of the VWAP Price as of such Quarterly Reset Date.

Calculation Period Start Date:         [_____, 20__]

Total Quarterly Resets:                [___]

Spread:                                [___] basis points

Maximum Stock Loan Rate:               [___] *per annum*

| | |
|---|---|
| Initial Stock Loan Rate: | [____] *per annum* |
| Daily Volume: | For any Exchange Business Day, the average daily trading volume of the Shares based on transactions executed in the United States (excluding elements of such average daily trading volume that may attributed to any block trade that occurs on any such Exchange Business Day) in respect of the period from 9:30 am New York City time to 4:00 pm New York City time on such Exchange Business Day (but excluding the closing auction), as determined by the Calculation Agent; <u>provided</u> that the Daily Volume shall be determined excluding any transactions executed during such period at a price less than the Lower Limit Price. |
| Reference Volume Percentage: | For any Exchange Business Day during the Calculation Period, the Reference Volume divided by the Daily Volume, in each case of such Exchange Business Day. |
| Target Volume: | For any Exchange Business Day during the Calculation Period, UBS (or its affiliates) shall use commercially reasonable efforts to establish its initial Hedge Positions for the Transaction on such Exchange Business Day such that the Reference Volume Percentage on such Exchange Business Day shall be within the Target Daily Volume Percentage Range of such Exchange Business Day. |
| Target Daily Volume Percentage Range: | For any Exchange Business Day during the Calculation Period, the applicable range set forth in the schedule hereto that corresponds to the VWAP Price as of such Exchange Business Day. |
| Lower Limit Price: | As set forth in the schedule hereto. |

3.      This Supplemental Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Supplemental Confirmation by signing and delivering one or more counterparts. Electronic transmission of counterparts of this Supplemental Confirmation by email or other means mutually agreed to by the parties of a pdf copy of wet ink signatures or electronic signatures shall constitute an original.

Counterparty hereby agrees (a) to check this Supplemental Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the Transaction to which this Supplemental Confirmation relates by manually signing this Supplemental Confirmation and providing any other information requested herein and immediately returning an executed copy to us.

**UBS AG, LONDON BRANCH**

By:_____
Name:
Title:

By:_____
Name:
Title:

**UBS SECURITIES LLC, as Agent for UBS AG, London Branch**

By:_____
Name:
Title:

By:_____
Name:
Title:

Confirmed as of the date first above written:

**[COUNTERPARTY]**

By: _____
  Name:
  Title:

Schedule to Supplemental Confirmation No. [___]

Lower Limit Price: USD [____] per Share

Target Daily Volume Percentage Range:

| VWAP Price | Target Daily Volume Percentage Range |
|---|---|
| Less than USD [____] | 0.0% |
| Equal to or more than USD [____]and less than USD [____] | Between [____]% and [____]% |
| Equal to or more than USD [____]and less than USD [____] | Between [____]% and [____]% |
| Equal to or more than USD [____]and less than USD [____] | Between [____]% and [____]% |
| Equal to or more than USD [____]and less than USD [____] | Between [____]% and [____]% |
| Equal to or more than USD [____]and less than USD [____] | Between [____]% and [____]% |
| Equal to or more than USD [____] | Between [____]% and [____]% |